                                EXHIBIT NO. 99-F
                       KAMINE/BESICORP BEAVER FALLS L.P.
                              Financial Statements
                           December 31, 1995 and 1994
                  (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

The Partners

Kamine/Besicorp Beaver Falls L.P.:

We have audited the accompanying balance sheets of Kamine/Besicorp Beaver Falls L.P. as of December 31, 1995 and 1994, and the related statements of operations, partners' (deficiency) equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the general partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kamine/Besicorp Beaver Falls L.P. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Kamine/Besicorp Beaver Falls L.P. will continue as a going concern. As discussed in note 4 to the financial statements, the Partnership was not in compliance with certain covenants in its senior and subordinated financing agreements. As a result, all borrowings of long-term debt have been classified as current liabilities. At December 31, 1995, total current liabilities substantially exceed current assets, which raises substantial doubt about the entity's ability to continue as a going concern. Management's plans with regard to these matters are described in note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



March 22, 1996

                       KAMINE/BESICORP BEAVER FALLS L.P.
                                 Balance Sheets
                           December 31, 1995 and 1994


                           Assets                                  1995          1994


Cash                                                           $  4,064,389       267,136
Accounts receivable                                               2,079,797            --
Prepaid expenses and other assets (notes 4, 5, and 7)             1,042,515     1,723,008
     Total current assets                                         7,186,701     1,990,144
                                                                -----------   -----------
Plant and equipment - cogeneration facility (notes 3 and 4)     128,612,117   101,836,717
 Less accumulated depreciation                                    2,415,871            --
                                                                -----------   -----------
     Plant and equipment, net                                   126,196,246   101,836,717
                                                                -----------   -----------
Other assets:
 Deferred fuel costs, less accumulated amortization of
  $2,419,520 in 1995 (note 6)                                    20,739,713    23,159,233
 Deferred financing costs, less accumulated amortization of
  $964,549 in 1995                                               17,329,304    16,809,528
 Deferred rent (note 5)                                           7,078,992     4,500,000
 Cash held in escrow                                              4,586,275            --
                                                                -----------   -----------
     Total assets                                              $183,117,231   148,295,622
                                                                -----------   -----------
                                                                -----------   -----------
            Liabilities and Partners' Deficiency
Liabilities:
 Current liabilities:
  Current installments of loans payable (note 4)                166,300,000    20,160,000
  Accounts payable                                                3,603,041     2,528,877
  Accrued expenses and other current liabilities                  8,866,479            --
  Construction retainage payable (note 3)                         6,845,226     7,144,523
  Due to related parties (note 7)                                   111,715            --
                                                                -----------   -----------
     Total current liabilities                                  185,726,461    29,833,400
Loans payable, excluding current installments (note 4)                   --   118,640,000
                                                                -----------   -----------
     Total liabilities                                          185,726,461   148,473,400
                                                                -----------   -----------
Partners' deficiency (note 2):
 General partners                                                (1,727,377)     (117,755)
 Limited partner                                                   (881,853)      (60,023)
                                                                -----------   -----------
     Total partners' deficiency                                  (2,609,230)     (177,778)

Commitments (notes 4, 5, 6 and 8)                               -----------   -----------
     Total liabilities and partners' deficiency                $183,117,231   148,295,622
                                                                -----------   -----------
                                                                -----------   -----------
See accompanying notes to financial statements.


                       KAMINE/BESICORP BEAVER FALLS L.P.
                            Statements of Operations
                  Years ended December 31, 1995, 1994 and 1993


                                                      1995         1994          1993


Revenues (note 6)                                 $ 16,450,684          --            --
                                                   -----------   ---------     ---------
Operating expenses:
 Fuel                                                  708,926          --            --
 Depreciation                                        2,415,871          --            --
 Amortization of deferred fuel costs                 2,419,520          --            --
 Management fee (note 7)                               133,885          --            --
 Rent (note 5)                                         165,452          --            --
 Property tax                                          164,746          --            --
 Operations and maintenance (note 6)                   499,440          --            --
 Amortization of financing costs                       964,549          --            --
 Commitment fees                                       596,064          --            --
 Other                                                 672,054          --            --
                                                   -----------   ---------     ---------
     Total operating expenses                        8,740,507          --            --
                                                   -----------   ---------     ---------
     Income from operations                          7,710,177          --            --
                                                   -----------   ---------     ---------
Other income (expense):
 Interest expense (note 8)                         (10,233,286)   (197,218)           --
 Interest income                                       176,540      19,340            --
                                                   -----------   ---------     ---------
     Net loss                                     $ (2,346,569)   (177,878)           --
                                                   -----------   ---------     ---------
                                                   -----------   ---------     ---------
See accompanying notes to financial statements.


                       KAMINE/BESICORP BEAVER FALLS L.P.
                  Statements of Partners' (Deficiency) Equity
                  Years ended December 31, 1995, 1994 and 1993


                                                    General      Limited        Total
                                                    partners     partner


Partners' equity at January 1, 1993               $        --          --             --
Partners' contributions                                    --         100            100
                                                   ----------   ---------     ----------
Partners' equity at December 31, 1993                      --         100            100
Net loss (note 2)                                    (117,755)    (60,123)      (177,878)
                                                   ----------   ---------     ----------
Partners' deficiency at December 31, 1994            (117,755)    (60,023)      (177,778)
Net loss (note 2)                                  (1,553,429)   (793,140)    (2,346,569)
Partners' distributions (note 2)                      (56,193)    (28,690)       (84,883)
                                                   ----------   ---------     ----------
Partners' deficiency at December 31, 1995         $(1,727,377)   (881,853)    (2,609,230)
                                                   ----------   ---------     ----------
                                                   ----------   ---------     ----------
See accompanying notes to financial statements.


                       KAMINE/BESICORP BEAVER FALLS L.P.
                            Statements of Cash Flows
                  Years ended December 31, 1995, 1994 and 1993

                                                                1995         1994            1993

Cash flows from operating activities:
 Net loss                                                   $ (2,346,569)    (177,878)             --
 Adjustments to reconcile net loss to net cash used in
  operating activities:
     Depreciation                                              2,415,871           --              --
     Amortization of deferred fuel costs                       2,419,520           --              --
     Amortization of financing costs                             964,549           --              --
     Increase in accounts receivable                          (2,079,797)          --              --
     Decrease (increase) in prepaid expenses and other
       assets                                                    680,493     (128,284)     (6,080,685)
     Increase in deferred fuel costs                                  --  (19,500,000)     (3,659,233)
     Increase in prepaid rent                                 (2,578,992)          --              --
     Increase in cash held in escrow                          (4,586,275)          --              --
     Increase in accounts payable                              3,603,041           --              --
     Increase in due to related parties                          111,715           --              --
                                                             -----------  -----------     -----------
          Net cash used in operating activities               (1,396,444) (19,806,162)     (9,739,918)
                                                             -----------  -------------   -----------
Cash flows from investing activities - construction in
progress, net of amounts payable                             (20,737,095) (68,640,005)    (23,537,784)
                                                             -----------  -----------     -----------
Cash flows from financing activities:
 Proceeds from loan payable                                   42,400,000   67,400,000      36,500,000
 Proceeds from subordinated loans                              4,600,000    6,800,000       8,600,000
 Proceeds from loans payable - bank                                   --   19,500,000              --
 Payments on loans payable - bank                            (19,500,000)          --              --
 Partners' contributions                                              --           --             100
 Partners' distributions                                         (84,883)          --              --
 Increase in deferred financing costs                         (1,484,325)  (5,727,580)    (11,081,515)
                                                             -----------  -----------     -----------
          Net cash provided by financing activities           25,930,792   87,972,420      34,018,585
                                                             -----------  -----------     -----------
          Net increase (decrease) in cash                      3,797,253     (473,747)        740,883
Cash at beginning of year                                        267,136      740,883              --
                                                             -----------  -----------     -----------
Cash at end of year                                         $  4,064,389      267,136         740,883
                                                             -----------  -----------     -----------
                                                             -----------  -----------     -----------
Supplemental disclosure of cash flow information - cash
paid during the year for interest, net of amounts
capitalized of $3,881,090, $5,148,074 and $1,157,281 in
1995, 1994 and 1993, respectively (note 3)                  $ 10,164,303      197,218              --
                                                             -----------  -----------     -----------
                                                             -----------  -----------     -----------
See accompanying notes to financial statements.


                       KAMINE/BESICORP BEAVER FALLS L.P.
                         Notes to Financial Statements
                           December 31, 1995 and 1994


(1)   Organization and Summary of Significant Accounting Policies

      Organization

      Kamine/Besicorp Beaver Falls L.P. (the Partnership) is a Delaware limited partnership formed on August 4, 1989. The Partnership was organized for the purpose of constructing, owning and operating a 79-megawatt cogeneration facility (the Facility) on the premises of Specialty Paperboard, Inc. (SPI) in Beaver Falls, New York. The Facility operates as a PURPA qualifying cogeneration facility using natural gas as the primary source of fuel.

      The general partners of the Partnership are Kamine Beaver Falls Cogen Co., Inc. (a New York corporation) and Beta Beaver Falls, Inc. (a New York corporation), which retain a 16% and 50.2% interest in the Partnership, respectively. The limited partner is Kamine Development Corp. (KDC) with a 33.8% interest in the Partnership.

      The Partnership commenced commercial operations as of May 7, 1995. Sales to Niagara Mohawk Power Corporation (NIMO) approximated 99% of total revenues in 1995. In prior years, the Partnership had been in the development stage.

      Summary of Significant Accounting Policies

      Plant and Equipment

      Plant and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs which do not enhance the value or increase the basic productive capacity of the asset are charged to operations as incurred. Depreciation of assets is computed on a straight-line basis over their useful lives, commencing on the date the Facility was placed into service.

      Effective November 3, 1994, the Partnership extended the estimated useful life of the Facility to 35 years as a result of the amended and restated Power Purchase Agreement (PPA) (see note 6).

      All costs of the Partnership during the construction period were capitalized to the project unless they specifically related to organization and start-up costs, the costs of obtaining financing, the costs of obtaining fuel commitments, or general operating expenses. Costs included were direct materials and labor costs, purchase of equipment, and those indirect costs related thereto. Interest costs pursuant to construction financing were capitalized.

      Deferred Financing Costs

      All costs associated with the permanent financing of the Facility are deferred and amortized over the life of the permanent financing.

(1)   Organization and Summary of Significant Accounting Policies, cont.

      Summary of Significant Accounting Policies, cont.

      Deferred Fuel Costs

      Costs associated with obtaining the commitment of natural gas supplies for the Facility are deferred and amortized over the life of the gas supply contract.

      The cost associated with modifying the fuel arrangements until January 1, 2001 to accommodate revised PPA terms (see note 6) is deferred and amortized during the period from March 1, 1995 (the scheduled commencement of deliveries under the gas purchase agreement) through December 31, 2000.

      Accounts Payable

      Construction costs incurred but not yet paid are classified as either accounts payable, accrued expenses or construction retainage payable dependent upon their payment terms.

      Revenue Recognition

      Electric and thermal energy revenues are recognized as earned.

      Income Taxes

      Income taxes will not be provided for since the Partnership is not a taxable entity. The partners report their respective share of the Partnership's taxable income or loss on their respective income tax returns.

      Financial Instruments

      The carrying values of the Partnership's financial instruments at December 31, 1995 approximate their estimated fair value. The carrying amounts of accounts receivable, accounts payable, accrued expenses and other current liabilities approximate fair value due to the short-term maturity of such instruments. The carrying amount of loans payable approximates fair value since interest rates on such loans fluctuate with changes in the base rate of the lending institution.

      The Partnership has entered into interest rate swap and interest rate cap agreements to manage its interest rate risk. These transactions are entered into with notional amounts scheduled to be consistent with expected outstanding debt balances associated with long-term loan agreements. The net interest differential, including premiums paid or received, if any, on interest rate swaps and interest rate caps, is recognized on an accrual basis and is recorded as a part of interest expense.

(1)   Organization and Summary of Significant Accounting Policies, cont.

      Summary of Significant Accounting Policies, cont.

      Financial Instruments, cont.

      Counterparties to the interest rate swap and interest rate cap agreements are major financial institutions. Credit loss from counterparty nonperformance is not anticipated.

      Use of Estimates

      In conformity with generally accepted accounting principles, management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities in preparing the accompanying financial statements. Actual results could differ from those estimates.

      Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

      Risks and Uncertainties

      The Partnership is principally engaged in a single line of business, the production and sale of electric power to one customer, NIMO.

      The regulated investor-owned utility industry is presently subject to considerable market pressures and changes in the Federal and state regulatory environment in which it operates. These pressures are resulting in industry consolidation and pressure to disaggregate electric generation, transmission and distribution assets and to adjust cost structures to meet market conditions. The utility to which the Partnership sells its power, NIMO, made a filing on October 10, 1995 to the Public Service Commission of the State of New York setting forth numerous restructuring proposals, including a significant reduction on the price for power purchased from independent power producers currently under contract with NIMO. The Partnership expects many of NIMO's proposals to be strongly contested, including the significant reduction on the price for power. NIMO has also stated in such filing that its financial viability is threatened. In early 1996, NIMO suspended payment of dividends on its common stock. The outcome of the industry trends, regulatory changes, the NIMO filing and NIMO's financial viability cannot presently be determined.

(2)   Allocation of Income, Losses and Cash Distributions

      A separate capital account shall be established and maintained for each partner. Each account shall be (a) increased by the amount of such partner's capital contributions, any profits and items of income and gain allocated to such

(2)   Allocation of Income, Losses and Cash Distributions, cont.

      partner, any increase in such partner's share of the liabilities of the Partnership and the amount of partnership liabilities assumed by the partner, and (b) decreased by the amount of cash and the fair market value of any partnership assets distributed to such partner, the amount of losses allocated to such partner, any decrease in such partner's share of liabilities of the Partnership and the amount of any partner liabilities assumed by the Partnership (subject to certain provisions).

      Profits and losses for any calendar year or portion of such year shall be allocated among the partners in proportion to their percentage ownership interests. Net cash flow for each quarter shall be distributed to the partners in accordance with their percentage ownership interests.

      The limited partner has a deficiency in its partner's capital account balance. However, it is an affiliate of one of the general partners, and management anticipates that such deficiency in the limited partner capital account balance will reverse in subsequent years.

(3)   Plant and Equipment

      The Facility was constructed under the terms of a turnkey fixed-price Engineering, Procurement and Construction Contract by Ansaldo North America, Inc. (Ansaldo).

      Plant and equipment at December 31, 1995 amounts to $128,612,117, which includes $10,186,445 of capitalized interest. At December 31, 1994, the Facility was shown as construction in progress and the components were as follows:


Cost of the general contractors responsible for
constructing the Facility, including $6,845,226
which has been retained to date until completion
of the Facility                                     $ 71,445,228
Developer's reimbursable costs, monitoring fees
and development fees to Kamine Development Corp.
and Besicorp Group, Inc. and/or their
affiliates                                             7,587,500
Various consulting, engineering, legal and other
costs                                                 16,498,634
Capitalized interest on construction loan              6,305,355
                                                     -----------
                                                    $101,836,717
                                                     -----------
                                                     -----------



(4)   Financing

      As of May 7, 1993, the Partnership entered into a financing agreement with Deutsche Bank AG, New York branch, as administrative agent, and seven other banks (the Banks) whereby the Banks agreed to provide construction financing not to exceed $140,000,000. The construction financing bore interest at the base rate, as defined, plus 1.0%, or at the LIBOR rate, as defined, plus 1.9%, as determined at the option of the Partnership, with a maturity date not later than November 29, 1995. Subject to conditions set forth in the financing agreement, the Banks, at the request of the Partnership, converted the construction financing into a term loan not to exceed $140,000,000. The term loan bears interest at the base rate, as defined, plus a range of 1.25% to 1.50%, or at the LIBOR rate, as defined, plus a range of 2.25% to 2.50%, as determined at the option of the Partnership, with a maturity date of September 30, 2007 (7.75% at December 31, 1995). Principal payments are due quarterly over a 12-year period. The Banks have been granted a first priority security interest in the Facility and other collateral.

      As of October 20, 1994, the financing agreement was amended and restated to increase the construction financing and term loan commitment by $10,000,000 in conjunction with conversion to the revised PPA terms (see note 6). Loan terms are the same as for the original financing.

      In addition to the above-mentioned financing arrangement, the Banks agreed to provide a working capital loan, not to exceed $3,000,000, until the term loan maturity date. The working capital loan will bear interest at the base rate, as defined, plus a range of 1.25% to 1.50%. The Partnership shall repay all precompletion working capital loans on or prior to the construction loan maturity; thereafter, any aggregate unpaid principal amount must be paid at least once each fiscal quarter. There were no outstanding borrowings as of December 31, 1995 and 1994. The Banks also agreed to provide letters of credit not to exceed $6,500,000 prior to term loan conversion and $5,400,000 subsequent to term loan conversion. At December 31, 1995, $200,000 of letters of credit were outstanding.

      On November 3, 1994, Key Bank of New York loaned $19,500,000 to the Partnership, which was secured by a letter of credit issued by Deutsche Bank AG, New York branch for use in making the payment to Norcen Energy Resources Limited (NORCEN), formerly North Canadian Marketing (see note 6) pursuant to the Second Amendment to the Gas Purchase Agreement. Interest on the loan was at the LIBOR rate plus .55%. The loan was repaid on December 29, 1995 with the proceeds received from a $19,500,000 LC Loan Facility (LC Loan) from Deutsche Bank AG, New York branch. Interest on the LC Loan is equal to LIBOR plus 2.75% at December 31, 1995 (8.4375%). Commencing on December 31, 1996 and each successive year thereafter, the interest rate will increase by .25% per annum. Until the LC Loan is repaid in full, all of the monies otherwise available to equity and cash flow holders will be utilized for repayment of the LC Loan. In addition, when the LC Loan is paid in full and the Partnerships affiliate, Kamine/Besicorp Syracuse L.P. (KBS), LC Loan remains unpaid, all monies that would be available to the Partnerships equity and cash flow holders will be loaned to KBS to repay their obligation.

(4)   Financing, cont.

      As of May 7, 1993, the Partnership entered into subordinated financing agreements with SV Beaver Falls, Inc. (SVBF) and Ansaldo whereby SVBF and Ansaldo agreed to provide financing ($10,000,000 each) to be funded during the construction of the Facility. Each of the subordinated financing agreements provides for interest to be paid quarterly at the LIBOR rate, as defined, plus a spread of 5.4%, or at the base rate, as defined, plus a spread of 6.5% during construction, and LIBOR plus a range of 7.75% to 8.0% or base rate plus range of 6.75% to 7.0% thereafter (13.625% at December 31, 1995). Principal payments are required to begin by December 31, 1995, at which time quarterly payments will continue for 14 years. SVBF and Ansaldo will each receive a 2.5% share of the net cash flow generated, as defined, by the Facility as additional compensation for providing the subordinated financing.

      The Partnership entered into four interest rate protection agreements with Deutsche Bank Capital Corporation. The first provided that the Partnership would be reimbursed for interest paid if LIBOR exceeded 7.0% based on an agreed-upon estimated construction loan drawdown schedule which covered the expected construction period. This instrument expired on June 30, 1995. The second agreement fixes the term loan interest rate from July 1, 1995 through the entire scheduled term of the loan at a range of 8.95% to 10.77%. The third and fourth agreements provide that the Partnership will be reimbursed for interest paid on subordinated debt to the extent LIBOR exceeds 8.0% during the scheduled term of the subordinated debt. Compensation for this arrangement is included in the above-stated rates for the term loan.

      As of December 31, 1995, the Partnership was not in compliance with the following covenants in its senior and subordinated financing agreements (Financing Agreements): (a) the PSD Permit Test referred to in the Construction Contract has not been satisfactorily completed within four months following the date of commencement of commercial operations: (b) Completion, as defined in the Financing Agreements, has been delayed beyond September 30, 1995: (c) Final Completion, as defined in the Financing Agreements, has been delayed beyond November 29, 1995: (d) principal payments due to the subordinated lenders on December 29, 1995 have not been made; and (e) an endorsement canceling insurance coverage related to the steam turbine generator effective April 17, 1996 has been received from the insurer, each of which is an Event of Default under the Financing Agreements. As a result of the aforementioned Events of Default, all borrowings of long-term debt have been classified as current. At December 31, 1995, total current liabilities substantially exceed total current assets, which raises substantial doubt about the Partnership's ability to continue as a going concern. Management anticipates that a completion agreement will be entered into with the construction contractor which will provide for resolution of Completion and Final Completion dates and insurance issues. This will enable amendments to be made to the Financing Agreements to resolve the existing Events of Default. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(4)   Financing, cont.

      The total scheduled amounts of loans payable due during each of the next five years, if the Events of Default are resolved, are as follows:


     1996                           $ 25,077,500
     1997                              7,612,500
     1998                             10,350,000
     1999                             11,862,500
     2000                             12,012,500
                                      -----------
                                      -----------



      As of May 7, 1993, the Partnership conveyed ownership of the Facility to the Lewis County Industrial Development Agency (the IDA). The tax-exempt status of the IDA has caused payment of a fee to the IDA upon its issuance of a mortgage bond in lieu of mortgage recording taxes and exempts the Facility from all sales taxes during the construction of the project and from property taxes during IDA ownership of the Facility. Payments in lieu of real property taxes (PILOT) will be made to the IDA, as defined in the PILOT Agreement. The IDA has appointed the Partnership as its agent and will convey the Facility to the Partnership in accordance with an installment sale agreement, with the expected conveyance to be 20 years after the start of commercial operation.

(5)   Lease of Land

      The Partnership leases land for the Facility from SPI. The Partnership pays rent of $1 per year through May 2041, plus cash payments totaling $11,500,000 on various milestone dates, of which $7,500,000 has been paid through December 31, 1995. Future payments by year are as follows:


     1996                           $ 2,000,000
     1997                             2,000,000
                                      ----------
                                    $ 4,000,000
                                      ----------
                                      ----------



(6)   Commitments

      An affiliate of the Partnership entered into a PPA with NIMO dated as of September 19, 1989 with amendments dated April 9, 1991 and September 26, 1991, all approved by the New York Public Service Commission. NIMO agreed to purchase all electricity generated by the Facility for a term of 25 years from the date of commercial operation.

      An amendment to the PPA was entered into as of January 4, 1994 and became effective on May 7, 1995 (Commencement Date). The amendment requires NIMO to purchase electricity generated by the Facility for 35 years from the

(6)   Commitments, cont.

      Commencement Date. In addition, during the period from the Commencement Date through January 1, 2001, the Facility is expected to be on standby availability and will not generate electricity except in the case of certain requirements or if NIMO elects to restart the Facility at an earlier date. The Partnership is to receive annual capacity payments from NIMO, which management expects to be more than sufficient to cover debt service and fixed costs during the standby availability period.

      The Partnership has entered into an Energy Service Agreement (ESA) with SPI for two of SPI's mills. The term of the ESA shall be 25 years from Commercial Operation, as defined by the PPA.

      The Partnership entered into an Operation and Maintenance Agreement (O&M) with Stewart and Stevenson Operations, Inc. (Operator) dated as of April 25, 1993. Under the O&M, the Operator will operate and maintain the Facility for two successive six-year terms unless six months' prior notice is given by the Partnership to the Operator. The O&M was amended and restated as of October 9, 1994 to conform with the plan for operations associated with the amended and restated PPA. While the Facility is on standby availability, compensation will include a fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) for the Operator's labor fee; both amounts are subject to escalation by the Employment Cost Index (ECI). When the Facility is operating, the fee will change to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year subject to escalation for ECI plus reimbursable costs. Major facility overhauls, as defined, will be performed under the direction of the Operator, with costs of the overhaul to be borne by the Partnership. The Partnership is required to establish and fund a reserve account for major facility overhaul costs. The agreement also provides for the Partnership to pay the Operator a mobilization fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) prior to the acceptance date.

      The Partnership has entered into various contracts for the supply and transportation of natural gas to the project. Natural gas will be supplied by NORCEN. Transportation of natural gas by pipelines will be by TransCanada Pipeline Limited (TCPL) from a point near the Alberta/Saskatchewan, Canada border to Waddington, New York; by Iroquois Gas Transmission System, L.P. to a gate station near New Bremen, New York; and by St. Lawrence Gas Company, Inc. to the Facility.

      In 1994, the gas supply agreement with NORCEN was amended to suspend the Partnership's obligation to purchase gas until January 1, 2001 and to assign the Partnership's contracted pipeline space on TCPL to NORCEN. In connection with the amended agreement, the Partnership paid NORCEN $19,500,000. The cost is included in deferred fuel costs at December 31, 1995.

(7)   Related-party Transactions

      Developers' reimbursables, as defined, of $1,200,000 were paid to affiliated companies of the general partners during the year ended December 31, 1994.

(7)   Related-party Transactions, cont.

      Additional development fee amounts may be earned by the developers on the permanent financing closing date based on the unspent amount of the construction loan commitment after payment of all project costs. In addition, the general partners are paid a construction monitoring fee during the construction of the Facility. Through December 31, 1995, payments to the general partners for monitoring fees amounted to $5,407,802.

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      In addition to their respective shares of partnership cash flow, the general partners and/or their affiliates will receive a management fee per annum, as defined, and an operation and maintenance management fee per annum, as defined, (both adjusted for inflation). The management fees for 1995 were $133,885.

(8)   Derivative Financial Instruments Held - Other Than Trading

      On May 28, 1993, the Partnership entered into an interest rate swap agreement effective from July 1, 1995 through June 30, 2007 whereby floating rate debt (senior debt) based on LIBOR plus a range of 2.25% to 2.50% over the scheduled life of the debt has been effectively converted to fixed rate debt with a range of 7.30% to 8.27% plus a range of 2.25% to 2.50%. For the year ended December 31, 1995, $754,686 of costs resulted from this contract. The notional principal amount of this agreement at December 31, 1995 was $132,734,000. The fair value of the Partnership's future payment obligation over the remaining life of the agreement is estimated to be approximately $10,100,000 based on discounted cash flows using current interest rates.

      On May 28, 1993, the Partnership entered into two interest rate cap agreements, both effective from May 28, 1993 through June 30, 2008, whereby floating rate debt (subordinated debt) based on LIBOR plus a range of 7.75% to 8.00% was limited to a rate of no higher than a range of 8.00% to 11.00%, plus a range of 7.75% to 8.00%. For the year ended December 31, 1995, $134,713 of costs resulted from this contract. The cost of this agreement will be realized as a
 .20% premium on the previously described interest rate swap agreement. The notional principal amount of each agreement at December 31, 1995 was $10,000,000. The fair value of the Partnership's future payment obligations over the remaining life of the agreement is estimated to be approximately $1,500,000 based on discounted cash flows using current interest rates.

      On November 3, 1994, the Partnership entered into an interest rate cap agreement effective from November 3, 1994 through December 26, 1995 whereby floating rate debt (Key Bank of New York) based on LIBOR plus .55% was limited to 7.00%. The Partnership paid $111,150 for this interest rate protection, of which $96,652 was charged to interest expense in 1995.